Filed Pursuant to Rule 433

Free Writing Prospectus dated November 18, 2025

Relating to Preliminary Prospectus Supplement dated November 18, 2025

Registration Statement No. 333-291446

Smurfit Kappa Treasury Unlimited Company

3.489% Senior Notes due 2031 (the “Notes”)

Pricing Term Sheet dated November 18, 2025 to the Preliminary Prospectus Supplement
dated November 18, 2025 of Smurfit Kappa Treasury Unlimited Company (the “Preliminary Prospectus Supplement”)

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements and supersedes the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless otherwise indicated, capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Smurfit Kappa Treasury Unlimited Company
Guarantors:	Smurfit Westrock plc and certain of its subsidiaries
Offering Format:	SEC Registered
Expected Ratings*:	Baa2 (Moody’s) / BBB (S&P) / BBB+ (Fitch)
Trade Date:	November 18, 2025
Settlement Date**:	November 24, 2025 (T+4)
Notes Offered:	3.489% Senior Notes due 2031
Principal Amount:	€500,000,000
Coupon:	3.489%
Interest Payment Date:	November 24 of each year, commencing November 24, 2026
Interest Record Date:	In the case of the Notes represented by a global note, at the close of business on the business day (for this purpose a day on which Clearstream and Euroclear are open for business) immediately preceding the interest payment date and, in all other cases, on the immediately preceding November 10
Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Stabilization:	Stabilization/FCA

Maturity Date:	November 24, 2031
Spread to Benchmark:	+115.8 basis points
Benchmark:	DBR 0.000% due August 15, 2031
Spread to Mid-swap Rate:	+100 basis points
Mid-swap Rate:	2.489%
Yield to Maturity:	3.489%
Price to Public:	100.000% of principal amount
Gross Proceeds:	€500,000,000
Underwriting Discount:	0.550%
Optional Redemption:	Make-whole call at Comparable Government Bond rate plus 20 basis points Par call on or after August 24, 2031
Tax Redemption:	Par call upon the occurrence of specified tax events described under “Description of the Notes — Redemption for Taxation Reasons” in the prospectus supplement
Common Code / ISIN:	323710996 / XS3237109965
Change of Control Repurchase Event:	Put at 100% of principal plus accrued and unpaid interest and Additional Amounts, if any, to, but excluding, the date of purchase, subject to occurrence of a Change of Control Repurchase Event
Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof
Governing Law:	New York
Expected Listing:	Application will be made for the Notes to be admitted to the Official List of the Irish Stock Exchange plc trading as Euronext Dublin, admitted to trading on the Global Exchange Market and added to the Euronext ESG Bonds platform in accordance with the rules of that exchange.

Joint Book-Running Managers:

Citigroup Global Markets Limited

Barclays Bank Ireland PLC

Commerzbank Aktiengesellschaft

Goodbody Stockbrokers UC

Banco Santander, S.A.

BNP PARIBAS

Coöperatieve Rabobank U.A.

Danske Bank A/S

Scotiabank (Ireland) Designated Activity Company

Senior Co-Managers:

Crédit Agricole Corporate and Investment Bank

Deutsche Bank Aktiengesellschaft

ING BANK N.V., BELGIAN BRANCH

J.P. Morgan Securities plc

Lloyds Bank Corporate Markets plc

Mizuho International plc

NatWest Markets Plc

PNC Capital Markets LLC

RBC Europe Limited

Skandinaviska Enskilda Banken AB (publ)

SMBC Bank International plc

The Toronto-Dominion Bank

Wells Fargo Securities International Limited

Co-Managers:	Bank of China (Europe) S.A. Regions Securities LLC Siebert Williams Shank & Co., LLC The Governor and Company of the Bank of Ireland
Prohibition of Sales to EEA/UK Retail Investors:	Applicable
MiFID II/UK MiFIR Target Market:	Eligible counterparties and professional clients only (all distribution channels)

***

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Delivery of the Notes will be made to investors on or about November 24, 2025, which will be the fourth business day in New York following the date of pricing of the Notes (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their date of delivery will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on a date that is prior to the first business day prior to delivery of the Notes should consult their own advisor.

Smurfit Westrock has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying base prospectus in that registration statement, this Pricing Term Sheet and other documents Smurfit Westrock has filed with the SEC for more complete information about Smurfit Westrock and this Offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Smurfit Westrock, any underwriter or any dealer participating in this Offering will arrange to send you the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and the accompanying base prospectus if you request it by calling Citigroup Global Markets Limited at +1-800-831-9146 (toll free), Barclays Bank Ireland PLC at +1-888-603-5847 (toll free), Commerzbank Aktiengesellschaft at +33 1 44 94 77 10 and Goodbody Stockbrokers UC at + 353 1 667 0400.

The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”), (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II, or (iii) not a “qualified investor” as defined in Article 2 of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this final term sheet is for distribution only to persons who (i) have professional experience in matters relating to investments and qualifying as investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the UK, this final term sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the UK only to relevant persons and, in the UK, will be engaged in only with relevant persons.

Solely for the purposes of the product approval process of the manufacturers, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, and without prejudice to the Issuer’s obligations in accordance with MiFID II, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the such Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; and (ii) all channels for distribution of such securities to eligible counterparties and professional clients are appropriate. Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of such securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.